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                                 January 26, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mellissa Campbell Duru, Esq.
Attorney Advisor
Office of Mergers and Acquisitions

RE:
Indevus Pharmaceuticals, Inc. ("Indevus")
Schedule TO-T filed January 7, 2009 by BTB Purchaser Inc. and Endo Pharmaceuticals Holdings Inc.
Schedule TO-T/As filed January 8, 2009, January 13, 2009, January 14, 2009,
January 15, 2009 and January 20, 2009
SEC File No. 5-41015

Dear Ms. Duru:

On behalf of Endo Pharmaceuticals Holdings Inc. ("Endo") and its wholly-owned subsidiary BTB Purchaser Inc. ("Purchaser" and together with Endo the "Purchasers"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your letter dated January 15, 2009 (the "Comment Letter") relating to the Schedule TO-T (the "Schedule TO") filed by the Purchasers on January 7, 2009, as amended (File No. 5-41015).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

below.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the "Offer to Purchase").

Schedule TO-T

1.
We note that you are offering shareholders of Indevus Pharmaceuticals, Inc. $4.50 per share and up to an additional $3.00 per share in contingent cash consideration payments. Shareholders who tender will receive the right to receive the contingent cash consideration based on the company's ability to receive specified approvals within the timeframes referenced in the Offer to Purchase. Supplementally provide us with your well-reasoned legal analysis as to whether the contingent cash payment rights that are to be provided are securities that should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters in support of your position.

The Purchasers do not believe that the contractual right to receive Contingent Cash Consideration Payments as described in the Offer to Purchase (the "Contractual Rights") are "securities" under of the Securities Act of 1933 (the "Securities Act"), and treating the Contractual Rights as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has not recommended enforcement action in connection with the issuance without registration of contingent deferred payment rights bearing the same essential characteristics as the Contractual Rights.

As described in the Offer to Purchase, the Contractual Rights will be an integral part of the consideration paid by the Purchasers for the purchase of the outstanding shares (the "Shares") of common stock, par value $0.001 per share, of Indevus pursuant to the Offer. The Contractual Rights give the current Indevus stockholders the right to receive one or more future cash payments from Endo, based on the occurrence of certain development and sales milestones with respect to (i) NEBIDO®, a long-acting intramuscular depot injection of testosterone undecanoate currently under development for the treatment of male hypogonadism and (ii) an octreotide implant currently under development for the treatment of acromegaly and carcinoid syndrome.  If Indevus obtains approval from the United States Food and Drug Administration (the "FDA") for NEBIDO® within three years of the Offer closing, then Endo will pay an additional amount to Indevus stockholders whose Shares were accepted for payment pursuant to the Offer. If FDA

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

approval is obtained and is not subject to a "boxed warning" label, then Endo will pay an additional $2.00 per Share to Indevus stockholders whose Shares were accepted for payment pursuant to the Offer. On the other hand, if FDA approval is obtained, but is subject to a "boxed warning" label, then Endo will pay an additional $1.00 per Share to Indevus stockholders whose Shares were accepted for payment pursuant to the Offer. Further, if Indevus receives the above FDA approval for NEBIDO® within three years of Endo purchasing Shares in the Offer, but the approval is subject to a "boxed warning" label, and subsequently Endo publicly reports that net sales (as defined) of NEBIDO® over any period of four consecutive fiscal quarters on or before the fifth anniversary of the date of the first commercial sale of NEBIDO® are at least $125,000,000, then Endo will pay an additional $1.00 per Share to Indevus stockholders whose Shares were accepted for payment pursuant to the Offer.  If Indevus obtains FDA approval for the octreotide implant within four years of Endo purchasing Shares in the Offer, then Endo will pay an additional $1.00 per Share to Indevus stockholders whose Shares were accepted for payment pursuant to the Offer.

The Contractual Rights are an integral part of the consideration to be received by Indevus stockholders in the Offer and will represent only the right to receive the contingent payments described above.  The amount, if any, ultimately paid pursuant to the Contractual Rights will not depend on the operating results of Indevus, Purchaser or Endo.  The Contractual Rights will not represent any ownership interest in Indevus, Purchaser or Endo and will not have any voting or dividend rights.  The Contractual Rights will not be evidenced by any certificate or other instrument and will not be assignable or transferable except by operation of law.  The Contractual Rights will not bear any stated interest rate.

Upon any payment of the amount due under a Contractual Right to the person identified in the appropriate portion of a Letter of Transmittal, Purchasers' obligations with respect thereto will be fully discharged.

The Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the Contractual Rights, were not registered under the Securities Act. The Staff has noted the following factors when granting such no-action relief (each factor of which is equally applicable to the Contractual Rights):

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

(i)	the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;
(ii)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;
(iii)	the rights are non-transferable, except by operation of law or by will;
(iv)	the rights will not be evidenced by any form of certificate or instrument; and
(v)	any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.

(See Slater Development Corporation (April 7, 1988); Quanex Corporation (July 28, 1989); Genentech Clinical Partners (April 28, 1989); GID/TL, Inc. (March 21, 1989); First Boston, Inc. (December 2, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); Lorimar, Inc. (November 4, 1985); Celina Financial Corp. (February 19, 1993); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

A particularly relevant precedent is Genentech Clinical Partners, supra, where in partial consideration of an acquisition, the purchaser proposed to make certain contingent payments calculated as a percentage of the net revenue from future sales in the United States of products containing a certain ingredient (the "Genentech Contingent Payment Rights").

The Staff took a no-action position with respect to Genentech's decision not to register the Genentech Contingent Payment Rights under the Securities Act. The SEC stated that, in arriving at its position, it "particularly noted that the rights are an integral part of the consideration to be received by selling security holders in the proposed transaction; any amount ultimately payable pursuant to the rights is not dependent on the operating results of Genentech, Inc.; the rights will not be transferable except by operation of law; the rights carry no voting or dividend rights and do not bear a stated rate of interest; the rights will not be represented by any form of certificate or instrument; and the rights will not represent any equity or ownership interest in Genentech, Inc. or the Partnership." These same characteristics apply to the Contractual Rights in our case.

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

Another relevant precedent is Slater Development Corp., supra, which involved a contingent payment right to, among other things, the future amount, if any, to be received in connection with certain litigation claims when resolved.  Slater sold substantially all of its assets to a third party, but retained rights to certain patents to enable Slater to pursue ongoing patent infringement lawsuits in connection with these retained patents. In connection with the sale of substantially all its assets, Slater proposed offering public shareholders (i) a stated amount of cash and (ii) a "Deferred Cash Consideration Right" for each share representing the right to receive future payments with respect to the patents held by Slater and the outcome of the litigation associated with these patents. After the consummation of the patent litigation and appraisal of the residual value of the patents that were the subject of the litigation, Slater would distribute to holders of Deferred Cash Consideration Rights a percentage of (i) the amount received by Slater, if any, in connection with the patent litigation, (ii) the residual value, if any, of the patents after consummation of the litigation and (iii) any amounts remaining in reserve after the consummation of the patent litigation to holders of Deferred Cash Consideration Rights.

The Staff took a no-action position with respect to Slater's decision not to register the Deferred Cash Consideration Rights under the Securities Act. The SEC stated that, in arriving at its position, it "particularly considered the following: (1) the Rights are to be granted to the selling shareholders as an integral part of the consideration for the proposed merger; (2) the Rights do not represent an ownership interest in the Company; (3) the Rights are not transferable except by operation of law; (4) the Rights will not be represented by any form of certificate or instrument; and (5) any amount ultimately paid to the selling shareholders pursuant to the Rights will not depend upon the operating results of the Company."  These same characteristics apply to the Contractual Rights in our case.

In Marriott Residence Inn and Marriott Residence Inn II, the Staff took a no-action position on a plan proposing to issue "Beneficial Interests" from a trust established to hold certain contingent assets of a limited partnership following the merger of the limited partnership with another entity. As a result of the merger, each limited partnership unit in the limited partnership would be converted into the right to receive (i) a sum of cash and (ii) a Beneficial Interest in a trust established to hold contingent assets of the limited partnership. The trust would then make distributions of assets held in the trust to holders of Beneficial Interests after the earlier of (i) satisfaction of

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

all of the trust's obligations under the merger agreement and (ii) the three year anniversary of assets being first transferred into the trust.

The Staff took the position that it would not recommend enforcement action if the Beneficial Interests were not registered under the Securities Act or the Exchange Act, noting that, "the Beneficial Interests would be granted pro-rata to [holders of limited partnership units] as a part of the consideration for the Merger; the Beneficial Interests will not be transferable except by operation of law or by will, and no form or certificate will be used to represent the Beneficial Interests; the Beneficial Interests will not have voting or dividend rights and will not bear a stated rate of interest; the Beneficial Interests will not represent an equity or ownership interest in the Surviving Partnership or in any constituent company to the Merger; any amount ultimately paid pursuant to the Beneficial Interests will not depend upon the operating results of the Surviving Partnership or any constituent company to the Merger."

As previously described, the Contractual Rights have the same five essential characteristics the Staff has identified in the no-action letters cited above:

(i)	the Contractual Rights will be an integral part of the consideration to be received by tendering stockholders in the Offer;
(ii)	the Contractual Rights will not be transferable except by operation of law or by will and no form or certificate will be used to represent the Contractual Rights;
(iii)	the Contractual Rights will not have voting or dividend rights in Indevus, Purchaser or Endo and will not bear a stated rate of interest;
(iv)	the Contractual Rights will not represent an equity or ownership interest in Indevus, Purchaser or Endo; and
(v)	the amount ultimately paid to stockholders pursuant to the Contractual Rights will not depend upon the operating results of Indevus, Purchaser or Endo.

On the basis of the foregoing, we respectfully submit that the Contractual Rights are not "securities" within the meaning of the Securities Act and, accordingly, registration of the Contractual Rights under the Securities Act is not required.

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

2.
As currently structured, the offer will result in tendering holders receiving $4.50 in cash and a right to an additional deferred payment of cash consideration of up to $3.00. Based on the conditions related to the approval process for the NEBIDO and octreotide drug applications, shareholders may not receive the total of $7.50 in consideration until 5 years after the first commercial sale of NEBIDO and/or up to four years after the close of the tender offer given the conditions related to the approval of the octreotide implant. Given the time from the close of the tender offer to the time tendering shareholders could receive payments, provide your legal analysis of how the proposed offer complies with the prompt payment provisions in Rule 14e-1 (c). Your analysis should address whether the rights that shareholders receive would be considered enforceable as of the close of the tender offer under state law. Please also provide reference to any staff no-action letters or interpretations that you believe support your analysis.

We believe that the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c).  The component of "consideration" represented by the Contractual Rights will in fact be paid in compliance with the prompt payment rule, because that portion of the consideration is not the cash that might be payable in the future, but instead the contractual right to receive cash payments if and only if certain events occur.  The Contingent Cash Consideration Agreements to be entered into as of the closing of the Offer by Endo and American Stock Transfer & Trust Company, as paying agent, provide that the persons entitled to Contingent Cash Consideration Payments are intended beneficiaries of those agreements, and the Contractual Rights will therefore be enforceable under Delaware law by each holder thereof as of the closing of the Offer.  Because both the cash consideration and the Contractual Rights will be paid promptly upon the closing of the Offer, the Offer will not result in a situation in which the Purchasers "may fail (a) to pay for securities purchased, or (b) to return to their owner's securities not purchased promptly upon the termination of the tender offer."  Release 34-16384 (November 29, 1979) at n. 36.  We therefore believe the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c).

Offer to Purchase

Contingent Cash Consideration Agreements, page 49

3.
You disclose that the "right to receive future Contingent Cash Consideration Payments will be subject to certain procedures agreed to by the parties to the Contingent Cash Consideration Agreements." Revise to provide a more detailed summary of the material terms of the agreements with specific reference to the "certain procedures" that a shareholder must follow in order

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

to receive their contingent cash payments following the close of the tender offer or merger.

In response to the Staff's comment, we will revise the final paragraph under the heading "Contingent Cash Consideration Agreements" as follows:

"A list of all persons entitled to receive any Contingent Cash Consideration Payments will be maintained by the Paying Agent.  When and if any payments become due, the Paying Agent will pay the applicable amounts due based on the list maintained by the Paying Agent. Payments will be made by check mailed to the address of each person entitled to payments as reflected on such list or, with respect to persons that are due amounts in excess of $1,000,000 in the aggregate who have provided Endo with wire transfer instructions in writing, by wire transfer.  Endo shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to the Contingent Cash Consideration Agreements, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made."

4.
Please clarify your disclosure to affirmatively state that holders of rights (i.e. persons whose shares are accepted in the tender offer or who receive merger consideration) are considered beneficiaries of the agreements. Disclose the contractual rights the holders of rights have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by shareholders who own less than a majority or less than 20% of outstanding rights.

In response to the Staff's comment, we will add the following new paragraph prior to the final paragraph under the heading "Contingent Cash Consideration Agreements:

"The Contingent Cash Consideration Agreements provide that the persons entitled to Contingent Cash Consideration Payments are

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

intended beneficiaries of those agreements.  However, the enforcement of the rights of those persons is limited for certain purposes.  For example, Endo's determination that Contingent Cash Consideration is not payable may only be disputed by persons holding the right to receive at least 20% of the Contingent Cash Consideration Payments.  Additionally, while the consent of the holders of all of the rights to Contingent Cash Consideration Payments is required to reduce the amount of consideration payable pursuant to the Contingent Cash Consideration Agreements, other amendments to the agreements that may be adverse to such holders may be made with the consent of the holders of the right to receive a majority of the Contingent Cash Consideration Payments."

Conditions of the Offer, page 52

5.
You disclose that the "failure of Endo or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time." This language suggests that a condition may be asserted at any time, even after expiration of the offer. All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived as of the expiration of the offer. Revise to make clear that the conditions of the offer may not be asserted based on events that occur or conditions that exist after the offer's expiration.

In response to the Staff's comment, we will revise the final sentence in Section 13 – "Conditions of the Offer" as follows:

             "The failure by Endo or Purchaser at any time to exercise any of the foregoing rights prior to the expiration of the Offer will not be deemed a wavier of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer."

6.
We refer you to the excerpted language cited in our prior comment. Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition

Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
January 26, 2009

and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We confirm our understanding that the waiver of a condition may be a material change to the Offer that could require the extension of the Offer and recirculation of new disclosure to security holders.

*          *          *

If you have any questions with respect to the foregoing, please contact me at (212) 735-3176 or Ann Beth Stebbins at (212) 735-2660.

Very truly yours,

/s/ Eileen T. Nugent, Esq.
Eileen T. Nugent, Esq.

Enclosures

cc:	Caroline B. Manogue, Esq.

January 26, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mellissa Campbell Duru, Esq.
Attorney Advisor
Office of Mergers and Acquisitions

Ladies and Gentlemen:

Reference is made to your letter dated January 15, 2009 (the "Comment Letter") relating to the Schedule TO-T (the "Schedule TO") filed by the Purchasers on January 7, 2009, as amended (File No. 5-41015).

Per your request, each of Endo Pharmaceuticals Holdings Inc. ("Endo") and its wholly-owned subsidiary BTB Purchaser Inc. ("Purchaser") acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

ENDO PHARMACEUTICALS HOLDINGS INC.

By:	/s/ Caroline B. Manogue, Esq.
Name: Caroline B. Manogue, Esq.
Title: Executive Vice President, Chief Legal Officer and Secretary

BTB PURCHASER INC.

By:	/s/ Caroline B. Manogue, Esq.
Name: Caroline B. Manogue, Esq.
Title: Executive Vice President, Chief Legal Officer and Secretary